Exhibit 12.1

Canadian Imperial Bank of Commerce

Computation of Ratio of Earnings to Fixed Charges

	Year Ended October 31
	2019	2018	2017	2016	2015	2014
	(C$ millions except ratios)
	IFRS (1)
Earnings:
Earnings before income taxes (less NCI and P&L from equity investees, add distributed income from equity investees)	6,439	6,607	5,797	5,038	4,163	3,805
Fixed charges, excluding interest on deposits and secured borrowings	2,020	1,483	926	747	801	887
Interest capitalized	—	—	—	—	—	—

Subtotal	8,459	8,090	6,723	5,785	4,964	4,692
Interest on deposits and secured borrowings	8,422	6,240	3,953	3,215	2,990	3,337

Total	16,881	14,330	10,676	9,000	7,954	8,029

Fixed Charges:
Interest expense, excluding interest on deposits and secured borrowings	1,722	1,200	662	511	576	679
Interest component of rental expense (2)	296	282	263	235	223	206
Interest capitalized	—	—	—	—	—	—
Amortization of subordinated indebtedness	2	1	1	1	2	2

Subtotal	2,020	1,483	926	747	801	887
Interest on deposits and secured borrowings	8,422	6,240	3,953	3,215	2,990	3,337

Total	10,442	7,723	4,879	3,962	3,791	4,224

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits and secured borrowings	4.19	5.45	7.26	7.75	6.20	5.29
Including interest on deposits and secured borrowings	1.62	1.86	2.19	2.27	2.10	1.90

1)	Under IFRS, interest on deposits comprises interest expense relating to deposits and secured borrowing liabilities.
2)	The interest component of rental expense is 30% of rent expense because it is the proportion deemed representative of the interest factor.